NEWS RELEASE 10-43	DECEMBER 16, 2010

FRONTEER GOLD OPTIONS 11 EXPLORATION PROPERTIES TO WEST KIRKLAND MINING

Fronteer Gold (FRG - TSX/NYSE Amex) announces that it has optioned 11 U.S exploration properties to West Kirkland Mining (WKM- TSXV).

West Kirkland may earn an initial 51% interest in all of the properties by spending an aggregate $15.4 million in exploration and development over the next four years. Fronteer Gold will subscribe for 800,000 shares in West Kirkland, at $1.25 per share by way of a private placement, for total proceeds of $1 million. West Kirkland will use the funds to advance the portfolio.

Under the terms of the option agreement, West Kirkland agrees to a $ 2-million, first-year exploration program across the 11 properties. To maintain its option on the entire package in the second year, West Kirkland must spend a further $3 million on exploration and development. After the second year West Kirkland can earn a 51% interest in any designated property by making specific exploration expenditures for that property.

Upon completion of the earn-in requirements, West Kirkland will have a one-time option to elect to earn an additional 9% interest, for a total of 60%, over a subsequent two-year period in any designated project by either: a) completing $4 million in exploration and development costs on that designated project; or (b) by producing a pre-feasibility study.

The majority of these promising projects, located in northern Nevada and Utah, have surface gold showings and limited exposure to drilling.

“These projects have strong potential for growth and discovery. We are extremely pleased to entrust these projects to West Kirkland’s leadership team, who have an exceptional track record in discovering and building deposits, and raising equity. This partnership with West Kirkland gives Fronteer Gold additional exposure to near-term exploration success while we dedicate our full attention and resources to advancing our flagship Long Canyon gold project, and our Nevada development platform, to production,” says Fronteer Gold President and CEO Mark O’Dea.

With more than 60 gold projects in Nevada and bordering states, Fronteer Gold has built an exceptional growth pipeline. The agreement is consistent with Fronteer Gold’s history of seeking joint-venture arrangements, or tactical divestments of assets, that afford the company the opportunity to maintain its strong treasury, create immediate value for shareholders, and provide ongoing exposure to exploration upside through retained interests and shareholdings.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada. We also have a 40% interest in Halilaga, an emerging copper-gold porphyry deposit in northwestern Turkey, and 100% ownership of Aurora Energy Resources Inc, developer of one of the world’s largest uranium deposits, based in Labrador, Canada. For further information on Fronteer Gold, visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
John Dorward, VP, Business Development
Patrick Reid, Senior Director, Institutional Marketing
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, potential type of mining operation and timing and size of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.